Nasdaq Regulation

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

September 29, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 29, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Qomolangma Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock, one right and one warrant

Shares of Common Stock, par value $0.0001

Rights to receive one-tenth (1/10) of one share of common stock

Warrants, each warrant exercisable for one share of common stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi